RECEIVED
2005 OCT 20 P 12: 22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Nintendo®

Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho
Minami-ku, Kyoto 601-8501
JAPAN
Phone: 81-75-662-9614
Fax: 81-75-662-9544

05011917

October 4, 2005

SUPPL

By Airmail

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W. (Mail Stop 3-2)
Washington, D.C. 20549

Re: Nintendo Co., Ltd.
Materials pursuant to Rule 12g3-2(b) Exemption
File Number 82-2544

Dear Ladies and Gentlemen:

Enclosed please find the following document of Nintendo Co., Ltd. pursuant to Rule 12g3-2(b) of the Exchange Act.

- Report as to Acquisition of Shares (Summary Translation dated October 3, 2005)

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at 011-81-75-662-9614, Andrew Bor of Perkins Coie LLP at (206) 359-8577 or Alvaro Alvarez of Perkins Coie LLP at (206)359-6167.

Very truly yours,

NINTENDO CO., LTD.

PROCESSED
OCT 21 2005
THOMSON
FINANCIAL

Kenichi Sugimoto

Enclosure

(Summary Translation)
File Number: 82-2544

October 3, 2005

To Kanto Finance Bureau

Nintendo Co., Ltd.
Satoru Iwata
President

Report as to Acquisition of its own Shares by the Company

Type of shares: The Company's common shares

1. Acquisition

(1) Shares acquired in conformity with the Annual General Meeting of Shareholders' resolution

Not applicable

(2) Shares acquired from subsidiaries

Not applicable

(3) Shares acquired in conformity with the Board of Directors resolution stipulated in the articles of incorporation

As of September 30, 2005

	Number of Shares (shares)		Total Amount (yen)
Board of Directors' resolution (passed on August 26, 2005)		2,200,000	25,630,000,000
Acquisition during reporting month	September 1	2,157,400	25,133,710,000
Total	-	2,157,400	25,133,710,000
Acquired own shares (cumulative basis)		2,157,400	25,133,710,000
Acquisition in progress (%)		98.1	98.1

2. Processing state

Not applicable

3. Share holdings

As of September 30, 2005

	Number of Shares
Total shares outstanding	141,669,000
Treasury shares	13,708,200